SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35127; File No. 812-15502

BIP Ventures Evergreen BDC, et al.

February 8, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: BIP Ventures Evergreen BDC, BIP Capital, LLC, BIP Capital Management Services, LLC, BIP Capital Mini Fund, LP, BIP Capital Mini Fund II, LP, BIP Capital Mini Fund II-QP, LP, BIP Capital Mini Fund III, LP, BIP Capital Mini Fund III-QP, LP, BIP Capital Mini Fund IIIb, LP, BIP Capital Mini Fund IIIb-QP, LP, BIP Capital Venture Fund IV, LP, BIP Capital Venture Fund IV-QP, LP, Panoramic Annex Fund 4, LP, Panoramic Annex Fund 4-QP, LP, Panoramic Venture Fund 5, LP, Panoramic Venture Fund 5-QP, LP, BIP Capital 2080 Media Equity VII, LLC, BIP Capital 2080 Media Equity X, LLC, BIP Capital AchieveIt Series E-1, LLC, BIP Capital ConnexPay Convertible Note I, LLC, BIP Capital ConnexPay Equity I, LLC, BIP Capital Huddle Convertible Note, LLC, BIP Capital Huddle Equity II, LLC, BIP Capital PAN Convertible Note, LLC, BIP Capital PAN Equity I, LLC, BIP Capital PAN Equity II, LLC,

BIP Capital Wellview Senior Debt II, LLC Panoramic Trella Acquisition I, LP, Panoramic Trella Acquisition I-QP, LP, Panoramic UserIQ Equity II, LLC, Panoramic Wellview Sentry Merger I, LLC, Panoramic Annex Fund 4b, LP, Panoramic Annex Fund 4b-QP, LP, Panoramic Mediafly Equity I, LLC, Panoramic ShiftMed Equity I, LLC, Panoramic ShiftMed Equity I-QP, LLC, Panoramic Connexpay Equity II-AI, LLC, Panoramic Connexpay Equity II-QP, LLC, BIP Capital 2080 Media Investments IV, LLC, BIP Capital 2080 Media Investment V, LLC, BIP Capital 2080 Media Investment VI, LLC, BIP AchieveIt Investments, LLC, BIP VoApps Series A, LLC, BIP Early Stage Fund I, LP, BIP Early Stage Fund I-QP, LP, BIP Capital AchieveIt Series D, LLC, BIP Capital AchieveIt Series E, LLC, BIP Capital Growth Fund III, LP, BIP Capital Growth Fund III-QP, LP, BIP Capital Wellview Series A-3, LLC, BIP Capital Huddle I, LLC, BIP Capital Huddle I-QP, LLC, BIP Capital EmpowHR Convertible Note I, LLC, BIP Capital EmpowHR Convertible Note II, LLC, Panoramic EmpowHR Equity I, LLC, Panoramic ShiftMed Equity II-AI, LLC, Panoramic ShiftMed Equity II-QP, LLC, Panoramic 2080 Media Equity XI-AI, LLC, Panoramic 2080 Media Equity XI-QP, LLC, and Panoramic Joymo Equity I, LLC.

Filing Dates: The application was filed on August 28, 2023 and amended on October 17, 2023, December 1, 2023, December 26, 2023, and February 6, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 4, 2024, and should be

accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Todd Knudsen, tknudsen@bipventures.vc; Kara Mullins, kmullins@bipventures.vc; Blake E. Estes, blake.estes@alston.com.

FOR FURTHER INFORMATION CONTACT: Laura J. Riegel, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated February 6, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at, at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.